SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 10, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price Sensitive Information

Announcement on Change in Tax Rate

This announcement is made pursuant to the general disclosure requirements under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

The Company is notified by the Shanghai Municipal Office of the State Administration of Taxation that from 2007, the income tax rate for the Company will be adjusted from the original 15% to 33%.

According to the estimates by the Company’s finance department, the net profit of the Group (being the Company and its subsidiaries) disclosed for the first quarter of 2007 would accordingly decrease by approximately RMB227,000,000 according to the financial statements of the Company prepared based on the People’s Republic of China Accounting Rules and Regulations (the net profit of the Group (being the Company and its subsidiaries) for the first quarter of 2007 as disclosed on 27 April 2007, based on PRC Accounting Rules and Regulations was RMB1,078,490,000).

The board of directors of the Company advises investors to pay attention to the investment risks involved.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 9 August 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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Price Sensitive Information Announcement on Change in Tax Rate

HONG KONG, Aug. 10 /Xinhua-PRNewswire-FirstCall/ — Sinopec Shanghai Petrochemical Company Limited (the “Company”) is notified by the Shanghai Municipal Office of the State Administration of Taxation that from 2007, the income tax rate for the Company will be adjusted from the original 15% to 33%.

According to the estimates by the Company’s finance department, the net profit of the Group (being the Company and its subsidiaries) disclosed for the first quarter of 2007 would accordingly decrease by approximately RMB227,000,000 according to the financial statements of the Company prepared based on the People’s Republic of China Accounting Rules and Regulations (the net profit of the Group (being the Company and its subsidiaries) for the first quarter of 2007 as disclosed on 27 April 2007, based on PRC Accounting Rules and Regulations was RMB1,078,490,000).

The board of directors of the Company advises investors to pay attention to the investment risks involved.

This announcement is made pursuant to the general disclosure requirements under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

For more information, please contact:

Ms. Christy Lai

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

SOURCE Sinopec Shanghai Petrochemical Company Limited

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